SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	YPF S.A.’s second quarter 2023 consolidated results.

CONTENT

Basis of Presentation

As of 4Q2022, the financial information in this document is expressed, unless otherwise indicated, in US dollars corresponding to the functional currency of YPF S.A. The information is based on the financial statements prepared in accordance with IFRS in force in Argentina. On the other hand, the financial information of previous periods is restated in US dollars corresponding to the functional currency of YPF S.A (in replacement of the individual financial results of YPF S.A. expressed in Argentine pesos divided by the average exchange rate for the period).

Summary Consolidated Financials Unaudited Figures, in US$ million	2Q22	1Q23	2Q23	Y/Y Δ	Q/Q Δ	1H22	1H23	Y/Y Δ
Revenues	4,995	4,238	4,375	-12.4%	3.2%	8,755	8,613	-1.6%
EBITDA	1,576	1,116	1,075	-31.8%	-3.7%	2,636	2,191	-16.9%
Adjusted EBITDA	1,513	1,044	1,005	-33.5%	-3.8%	2,508	2,050	-18.3%
Operating income before impairment of assets	885	335	221	-75.0%	-34.0%	1,289	556	-56.9%
Operating income	885	335	221	-75.0%	-34.0%	1,289	556	-56.9%
Net income before impairment of assets	810	341	380	-53.1%	11.4%	1,077	721	-33.1%
Net income	810	341	380	-53.1%	11.4%	1,077	721	-33.1%
EPS	2.04	0.87	0.86	-57.8%	-1.1%	2.72	1.73	-36.4%
Capex	904	1,298	1,374	51.9%	5.8%	1,634	2,672	63.5%
FCF	321	(17)	(284)	N/A	1570.6%	700	(301)	N/A
Cash and cash equivalents	1,242	1,296	1,470	18.4%	13.4%	1,242	1,470	18.4%
Total debt	7,086	7,339	7,782	9.8%	6.0%	7,086	7,782	9.8%

EBITDA = Operating income + Depreciation of PP&E + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Reversal) / Deterioration of PP&E. Adjusted EBITDA = EBITDA that excludes IFRS 16 effects +/- one-off items.

Cash and cash equivalents: Include current investment in financial assets.

EPS attributable to shareholders of the parent company (basic and diluted).

FCF = Cash flow from Operations less CAPEX (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities).

1. MAIN HIGHLIGHTS

•

Adjusted EBITDA reached US$1,005 million, decreasing 4% sequentially mainly driven by a slight decline in domestic fuel prices in dollars and further cost pressures, mostly offset by seasonal higher natural gas sales.

•

Total hydrocarbon production averaged 513 Kboe/d, remaining essentially flat compared to the previous quarter, while increasing 2% on a year-on-year basis, mainly boosted by a solid expansion of 7% in our crude oil production.

•	Shale oil production continued delivering an impressive growth rate of 28% y/y, while shale gas production increased 10% y/y.

•

Structural Medanito oil exports were resumed after 18 years, as the trans-andean pipeline was successfully put back in operation during the second quarter, allowing the evacuating of crude oil to Chile.

•

Dispatched volumes of fuels in the domestic market increased 3% sequentially and remained almost flat versus the same period of 2022, mainly driven by higher gasoline demand mainly offset by lower diesel demand.

•	Processing capacity at our refineries continued with high record levels, reaching 305 Kbbl/d in the quarter, sequentially flat and 6% above a year ago.

•

Total OPEX increased 13% q/q and 21% y/y, on the back of a negative evolution of macroeconomic variables such as inflation, wages, and currency devaluation, coupled with higher pulling and maintenance activity recorded during the period.

•	CAPEX activity totaled US$1,374 million, increasing 6% q/q and 52% y/y, being on track to fully deploy our targets for the year.

•

Free cash flow totaled a negative US$284 million during the second quarter, primarily driven by the Maxus settlement agreement signed in April, taking our net debt to US$6,312 million and increasing the net leverage ratio to 1.4x. Excluding the negative impact of this agreement, the free cash flow would have been flat during the quarter.

2. ANALYSIS OF CONSOLIDATED RESULTS

Consolidated Revenues Breakdown Unaudited Figures, in US$ million	2Q22	1Q23	2Q23	Y/Y Δ	Q/Q Δ	1H22	1H23	Y/Y Δ
Diesel	1,771	1,620	1,640	-7.4%	1.3%	3,053	3,260	6.8%
Gasoline	880	892	833	-5.3%	-6.6%	1,696	1,726	1.8%
Natural gas as producers (third parties)	413	270	386	-6.7%	42.9%	724	656	-9.4%
Other	1,229	977	1,122	-8.7%	14.8%	2,112	2,100	-0.6%

Total Domestic Market	4,293	3,759	3,982	-7.3%	5.9%	7,585	7,741	2.1%

Jet fuel	128	162	107	-16.6%	-33.9%	214	268	25.2%
Grain and flours	302	5	46	-84.7%	846.8%	415	51	-87.7%
Crude oil	0	12	46	N/A	277.6%	5	58	1026.3%
Petchem & Other	272	300	195	-28.4%	-35.2%	536	495	-7.7%

Total Export Market	702	479	393	-43.9%	-17.8%	1,170	872	-25.5%

Total Revenues	4,995	4,238	4,375	-12.4%	3.2%	8,755	8,613	-1.6%

During 2Q23, revenues totaled US$4,375 million, increasing by 3.2% q/q and decreasing by 12.4% y/y. On a sequential basis, revenues increased primarily as the result of higher natural gas sales on the back of the seasonal price adjustments within the Plan Gas contracts, and higher seasonal demand of fertilizers, grain and flours, partially offset by a slight decline in domestic fuel prices in dollars terms and other refined products, aligned to a downward trend in international prices.

When analyzing 2Q23 revenues, it is worth highlighting:

•

Diesel sales in the domestic market (retail and wholesale) – 37.5% of total revenues – increased 1.3% q/q driven by a growth in volumes dispatched of 8.6% partially offset by a 6.7% contraction in prices. The increase in volumes was mainly due to the higher diesel demand in power generation and agro business sectors, the latest still affected by the severe drought recorded in Argentina in 1Q23.

•

Gasoline sales in the local market – 19.0% of total revenues – decreased by 6.6% q/q, primarily driven by lower volumes dispatched of 5.5% due to the higher summer seasonal sales of the first quarter, and lower average prices of 1.2%.

•

Natural gas sales as producers sold to third parties in the domestic market - representing 8.8% of total revenues – went up 42.9% q/q mainly due to higher average realization prices of 37.3% driven by the seasonality factor included in the Plan GasAR between May and September, while volumes rose by 4.1%.

•

Other domestic sales increased by 14.8% q/q mainly due to higher seasonal sales of natural gas to the retail distribution segment – through our subsidiary Metrogas S.A. (“Metrogas”) –, fertilizers, grain and flours.

•

Export revenues decreased by 17.8% q/q, primarily due to lower prices of our refined products, which declined more sharply than Brent prices, as well as lower seasonal demand of jet fuel and diesel for cruise ships, partially offset by higher seasonal sales of grain and flours. Furthermore, crude oil exports expanded in the second quarter as the company resumed structural Medanito oil exports after 18 years, as the trans-andean pipeline was successfully put back in operation during the second quarter, allowing the evacuation of crude oil to Chile.

Unaudited Figures, in US$ million	2Q22	1Q23	2Q23	Y/Y Δ	Q/Q Δ	1H22	1H23	Y/Y Δ
Lifting cost	(610)	(669)	(746)	22.4%	11.5%	(1,143)	(1,415)	23.8%
Other Upstream	(111)	(116)	(124)	11.5%	6.8%	(193)	(241)	24.5%
Industrialization cost	(376)	(415)	(446)	18.8%	7.6%	(693)	(861)	24.1%
Commercialization, G&P, Corp. & Other	(211)	(206)	(271)	28.6%	32.0%	(375)	(477)	27.3%

Total OPEX	(1,308)	(1,406)	(1,588)	21.4%	12.9%	(2,405)	(2,994)	24.5%

Depreciation & Amortization	(689)	(775)	(854)	23.9%	10.2%	(1,340)	(1,629)	21.6%
Royalties	(241)	(236)	(247)	2.4%	4.4%	(456)	(483)	5.8%
Other costs	(336)	(249)	(260)	-22.6%	4.6%	(581)	(509)	-12.3%

Total Other Costs	(1,266)	(1,260)	(1,361)	7.5%	8.0%	(2,377)	(2,621)	10.3%

Fuels imports	(353)	(400)	(192)	-45.6%	-52.0%	(690)	(592)	-14.2%
Crude oil purchases to third parties	(309)	(386)	(323)	4.5%	-16.2%	(565)	(710)	25.7%
Biofuel purchases	(250)	(230)	(230)	-8.1%	0.0%	(417)	(459)	10.2%
Non-oil agro purchases	(503)	(114)	(253)	-49.7%	121.2%	(693)	(367)	-47.0%
Other purchases	(323)	(224)	(244)	-24.4%	8.8%	(512)	(468)	-8.6%
Stock variations	213	126	25	-88.3%	-80.2%	214	151	-29.4%

Total Purchases & Stock Variations	(1,525)	(1,228)	(1,217)	-20.2%	-0.9%	(2,662)	(2,445)	-8.2%

Other operating results, net	(11)	(9)	12	N/A	N/A	(22)	3	N/A

Operating Costs + Purchases + Impairment of Assets	(4,110)	(3,903)	(4,154)	1.1%	6.4%	(7,466)	(8,057)	7.9%

Stock variations include price effects by US$ 130 million in 2Q22, US$(29) million for 1Q23 and US$(36) million for 2Q23.

In terms of costs, operating expenses (“OPEX”) in 2Q23 totaled US$1,588 million, increasing by 12.9% compared to 1Q23. This expansion was mainly due to a negative evolution of macroeconomic variables such as inflation, wages, and currency devaluation, coupled with higher pulling and maintenance activity, and non-recurrent charges recorded during the period. In the same line, when compared to the same period of last year, total OPEX increased by 21.4%, driven by the inflationary macroeconomic environment previously described, coupled with an overall activity increase across all our businesses, on the back of higher O&G production, and higher processing levels. As a consequence, unit OPEX per barrel of hydrocarbon produced, increased by 11.2% q/q and 19.2% y/y.

Total Purchases and Stock Variations, a category highly correlated with demand levels for refined and non-oil agro products and inventory valuation, decreased by 0.9% q/q and 20.2% y/y.

When analyzing 2Q23 purchases, it is worth highlighting:

•

Gasoline and diesel imports decreased by 53.6% q/q, driven by 45.2% lower imported volumes and a contraction in prices of 15.2%. The decline in both gasoline and diesel imports volumes, which represented 6.4% of total fuels sales, can be explained through higher inventory restock recorded in 1Q against 2Q.

•

Crude oil purchases decreased by 16.2% q/q, led by a decrease in volumes of 11.3% due to lower processing levels and inventory consumption, as well as lower prices of 5.6%, aligned with the downward trend of fuels prices recorded in 2Q23.

•

Biofuel purchases remained flat q/q, where purchases of biodiesel grew by 3.1%, and purchases of bioethanol dropped 2.8%. Biodiesel variation was aligned with higher diesel demand coupled with a higher blending rate; the latter driven by greater availability of biodiesel in the local market, while bioethanol purchases decreased mainly as a result of lower gasoline demand.

•	Non-oil agro purchases increased by 121.2% sequentially, mainly due to higher seasonal demand of fertilizers, grains and flours, both from local and export markets, noted above.

In terms of our inventories, a positive stock variation of US$25 million was recorded during 2Q23, mainly driven by higher inventories of agro products, partially offset by lower replacement costs of our inventories; in comparison with a positive stock variation of US$126 million during 1Q23.

Consolidated Net Income Breakdown Unaudited Figures, in US$ million	2Q22	1Q23	2Q23	Y/Y Δ	Q/Q Δ	1H22	1H23	Y/Y Δ
Operating income	885	335	221	-75.0%	-34.0%	1,289	556	-56.9%

Interests in companies and joint ventures	132	89	94	-28.8%	5.6%	247	183	-25.9%
Financial results, net	(22)	2	140	N/A	6900.0%	(77)	142	N/A

Earnings before tax	995	426	455	-54.3%	6.8%	1,459	881	-39.6%

Income tax	(185)	(85)	(75)	-59.5%	-11.8%	(382)	(160)	-58.1%

Net Income	810	341	380	-53.1%	11.4%	1,077	721	-33.1%

Net Income before impairment of assets	810	341	380	-53.1%	11.4%	1,077	721	-33.1%

Net financial results for 2Q23 represented a US$140 million gain compared to the gain of US$2 million in 1Q23. This was primarily as a result of the higher devaluation of the Argentinian currency resulting in an increase of net FX gains.

As a result of the operating and financial evolution, earnings before taxes in 2Q23 reached a positive mark of US$455 million, increasing by 6.8% q/q, while net income for the quarter resulted in a gain of US$380 million, compared to the gain of US$341 million in 1Q23.

3. EBITDA AND ADJUSTED EBITDA RECONCILIATION

Adjusted EBITDA for 2Q23 reached a quarterly mark of US$1,005 million, decreasing 3.8% when compared to 1Q23. This variation was mainly due to a slight decline in fuels prices, aligned with a downward trend in international prices, and higher OPEX, mostly offset by higher natural gas sales.

The tables displayed below show the reconciliation between EBITDA and Adjusted EBITDA for the quarter:

Reconciliation of Adjusted EBITDA Unaudited Figures, in US$ million	2Q22	1Q23	2Q23	Y/Y Δ	Q/Q Δ	1H22	1H23	Q/Q Δ
Net Income	810	341	380	-53.1%	11.4%	1,077	721	-33.1%
Financial results, net	22	(2)	(140)	N/A	6900.0%	77	(142)	N/A
Interests in companies and joint ventures	(132)	(89)	(94)	-28.8%	5.6%	(247)	(183)	-25.9%
Income tax	185	85	75	-59.5%	-11.8%	382	160	-58.1%
Unproductive exploratory drillings	2	6	—	N/A	N/A	7	6	-14.3%
Depreciation & amortization	689	775	854	23.9%	10.2%	1,340	1,629	21.6%
Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

EBITDA	1,576	1,116	1,075	-31.8%	-3.7%	2,636	2,191	-16.9%

Leasing	(63)	(72)	(70)	10.2%	-2.3%	(128)	(141)	10.3%

Adjusted EBITDA	1,513	1,044	1,005	-33.5%	-3.8%	2,508	2,050	-18.3%

EBITDA breadkdown by segment Unaudited Figures, in US$ million	Upstream	Industrialization	Commercialization	Gas & Power	Corporate & Other	Consolid. Adjustments	Total
Operating income	75	155	46	22	(90)	13	221
Depreciation & amortization	668	126	12	31	17	0	854
Unproductive exploratory drillings	—	—	—	—	—	—	—
Impairment of assets	—	—	—	—	—	—	—

EBITDA	743	281	57	53	(73)	13	1,075

Leasing	(39)	(20)	2	(12)	—	—	(70)
Other adjustments	—	—	—	—	—	—	—

Adjusted EBITDA	704	261	59	42	(73)	13	1,005

The main causes of the sequential variations in Adjusted EBITDA between 2Q23 and 1Q23 are displayed in the following chart:

•	Upstream (-US$6 million): The negative variation was driven by higher OPEX and lower crude oil prices; partially offset by a 1.0% growth in oil production and higher natural gas prices.

•

Industrialization (-US$57 million): The EBITDA decrease was mainly due to higher OPEX, lower local fuels prices of 5% and a contraction of 9% in other-refined-products basket prices, partially offset by lower fuels imports.

•	Commercialization (-US$21 million): The EBITDA contraction was primarily due to higher OPEX, lower prices of local fuels and other-refined-products of 5% and 9%, respectively.

•

Gas & Power (+US$53 million): The EBITDA increase was primarily due to higher seasonal sales of natural gas of our subsidiary Metrogas, coupled with price adjustments implemented in retail segments, as well as higher regasification activity.

•	Corporate & Eliminations (-US$8 million): The EBITDA decrease is mainly explained by higher OPEX recorded in the second quarter.

The main causes of the y/y variations in Adjusted EBITDA between 2Q23 and 2Q22, are described in the chart below:

•	Upstream (-US$117 million): The negative variation was driven by higher OPEX and lower prices of crude oil, partially offset by the 1.9% expansion in hydrocarbon production.

•

Industrialization (-US$181 million): The EBITDA decrease was mainly due to higher OPEX, lower local fuels prices of 8% and a significant reduction of 27% in other-refined-products prices, partially offset by an expansion in processing levels of 6% and lower fuels imports.

•	Commercialization (-US$42 million): The EBITDA contraction was primarily due to higher OPEX and lower prices of local fuels and other-refined-products of 8% and 27%, respectively.

•	Gas & Power (-US$3 million): The EBITDA contraction can be explained mainly due to a growth in OPEX and lower LPG prices, partially offset by higher Metrogas results.

•

Corporate & Eliminations (-US$164 million): The negative variation is mainly explained by higher OPEX and a contraction in the replacement cost of our oil inventories, vis-à-vis higher inventory costs recorded in the same period of last year.

4. ANALYSIS OF RESULTS BY BUSINESS SEGMENT

4.1. UPSTREAM

Upstream Operating data Unaudited Figures	2Q22	1Q23	2Q23	Y/Y Δ	Q/Q Δ	1H22	1H23	Y/Y Δ
Net Production Breakdown
Crude Production (Kbbld)	225.3	238.5	240.9	6.9%	1.0%	223.8	239.7	7.1%

Conventional	148.3	143.3	143.6	-3.1%	0.2%	148.5	143.5	-3.4%
Shale	73.9	92.5	94.6	28.1%	2.3%	72.1	93.5	29.7%
Tight	3.2	2.7	2.7	-14.6%	1.9%	3.1	2.7	-13.6%

NGL Production (Kbbld)	41.7	42.9	42.7	2.5%	-0.3%	43.0	42.8	-0.3%

Conventional	16.8	12.5	12.6	-25.1%	0.8%	16.3	12.5	-23.1%
Shale	23.7	29.3	28.8	21.7%	-1.4%	25.3	29.0	14.9%
Tight	1.3	1.2	1.3	6.8%	15.2%	1.4	1.3	-10.7%

Gas Production (Mm3d)	37.6	36.5	36.5	-3.0%	0.1%	37.8	36.5	-3.6%

Conventional	15.2	14.3	13.8	-9.3%	-3.6%	15.3	14.0	-8.5%
Shale	15.5	16.7	17.0	10.2%	1.8%	15.4	16.9	9.8%
Tight	7.0	5.4	5.7	-18.8%	4.2%	7.1	5.6	-22.2%

Total Production (Kboed)	503.7	510.6	513.1	1.9%	0.5%	504.7	511.9	1.4%

Conventional	260.6	245.7	242.9	-6.8%	-1.1%	261.3	244.3	-6.5%
Shale	194.7	226.9	230.5	18.4%	1.6%	194.0	228.7	17.9%
Tight	48.3	38.1	39.7	-17.8%	4.4%	49.4	38.9	-21.3%

Average realization prices
Crude Oil (USD/bbl)	65.0	66.9	63.4	-2.5%	-5.2%	61.9	65.1	5.2%
Natural Gas (USD/MMBTU)	3.9	3.0	3.9	1.3%	30.8%	3.4	3.5	0.9%

Total hydrocarbon production totaled 513.1 Kboe/d during 2Q23, increasing 0.5% sequentially and 1.9% y/y. Crude oil production recorded a new sequential expansion of 1.0% while achieving a strong inter-annual increase of 6.9%. On the natural gas and NGLs side, production remained almost flat sequentially.

Shale production continued expanding strongly during the quarter, where shale oil and shale gas increased, on a year over year basis, 28.1% and 10.2%, respectively, highlighting the new sequential increase of 1.6% in our total shale production. In that sense, shale production represented 44.9% of our total consolidated production in 2Q23, growing from 38.7% a year ago.

Average daily crude oil production increased by 1.0% sequentially, on the back of the increasing shale oil production previously mentioned, while conventional production remained sequentially stable, driven by our strategy of continuing to advance tertiary recovery techniques. In that sense, tertiary production recorded an expansion of 17% compared to the previous quarter and 32% against the same quarter of 2022, highlighting Manantiales Behr block, where we are currently operating nine Polymer Injection Units and its tertiary production represents around 30% of its total production, as well as Chachahuen, El Trebol and Los Perales blocks, where we continue obtaining promising results.

On the natural gas side, average daily production remained almost flat q/q, where higher shale gas production of 1.8% was compensated by a 3.6% decrease in conventional production. In a year over year comparison, natural gas production decreased by 3.0%, affected by lower demand and the natural decline of our conventional fields.

In 2Q23, total segment revenues reached US$1.896 million, increasing by 3.7% compared to 1Q23 and 4.8% y/y.

•	Crude oil revenues declined by 3.0% q/q, mainly led by lower prices of 5.2%, partially offset by an increase of 2.3% in volumes sold.

•	Natural gas revenues went up by 32.2% q/q, mainly due to the seasonal price increase previously mentioned of 30.8% and higher volumes sold of 1.1%.

Upstream Financials Unaudited Figures, in US$ million	2Q22	1Q23	2Q23	Y/Y Δ	Q/Q Δ	1H22	1H23	Y/Y Δ
Crude oil	1,261	1,406	1,363	8.1%	-3.0%	2,411	2,769	14.9%
Natural gas	484	358	473	-2.3%	32.2%	871	830	-4.7%
Other	65	65	60	-8.1%	-7.4%	126	125	-1.0%

Revenues	1,810	1,828	1,896	4.8%	3.7%	3,408	3,724	9.3%

Depreciation & amortization	(507)	(602)	(668)	31.7%	11.0%	(984)	(1,270)	29.0%
Lifting cost	(610)	(669)	(746)	22.4%	11.5%	(1,143)	(1,415)	23.8%
Royalties	(238)	(233)	(244)	2.4%	4.7%	(450)	(476)	5.7%
Exploration expenses	(14)	(18)	(8)	-42.9%	-55.6%	(24)	(26)	8.3%
Other	(91)	(162)	(155)	69.9%	-4.5%	(224)	(317)	41.7%

Operating income before impairment of assets	350	144	75	-78.6%	-47.9%	582	219	-62.4%

Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

Operating income	350	144	75	-78.6%	-47.9%	582	219	-62.4%

Depreciation & amortization	507	602	668	31.7%	11.0%	984	1,270	29.0%
Unproductive exploratory drillings	2	6	—	N/A	N/A	7	6	-14.3%
Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

EBITDA	859	752	743	-13.5%	-1.2%	1,573	1,495	-5.0%

Leasing	(39)	(42)	(39)	1.2%	-6.1%	(76)	(81)	6.2%

Adjusted EBITDA	821	710	704	-14.3%	-0.9%	1,497	1,414	-5.6%

Capex	712	1,015	1,017	42.8%	0.2%	1,311	2,032	55.0%

Unit Cash Costs Unaudited Figures, in US$/boe	2Q22	1Q23	2Q23	Y/Y Δ	Q/Q Δ	1H22	1H23	Y/Y Δ
Lifting Cost	13.3	14.6	16.0	20.1%	9.5%	12.5	15.3	22.1%
Royalties and other taxes	6.5	6.5	6.5	1.1%	0.9%	6.2	6.5	5.3%
Other Costs	2.7	2.7	2.9	9.7%	7.1%	2.4	2.8	19.5%

Total Cash Costs (US$/boe)	22.5	23.8	25.5	13.4%	6.9%	21.1	24.6	16.9%

In terms of our cost structure per unit basis, total cash costs increased by 6.9% sequentially and 13.4% y/y due to the following:

•

Lifting cost increased by 9.5% q/q. When breaking down our lifting costs by type of operation in 2Q23, our unconventional activities averaged 5.5 US$/BOE, jumping 13.3% q/q due to higher activity and energy costs that overrun the expanded production during the quarter, while our conventional activities averaged 25.7 US$/BOE, a rise of 8.7% q/q. Lifting cost within our shale core hub averaged 4.1 US$/BOE in 2Q23, remaining almost flat versus the previous quarter.

•

Royalties within the upstream segment and other taxes increased by 0.9% sequentially, where natural gas royalties jumped by 32.0% and crude oil royalties decreased by 3.9%, mainly due to variations in realization prices.

•	The sequential increase in Other costs is driven by non-recurrent charges recorded in 2Q23.

In summary, Adjusted EBITDA for the upstream segment reached US$704 million in the quarter, decreasing by 0.9% q/q and 14.3% y/y.

CAPEX:

Upstream CAPEX totaled US$1,017 million in 2Q23, remaining almost flat sequentially and increasing by 42.8% y/y, where 65.6% was allocated to drilling and workover activities, 28.5% to new facilities or the expansion of existing ones, and the remaining 5.9% to exploration and other upstream activities.

During 2Q23, drilling and workover activities showed a positive trend, completing a total of 90 new wells in our operated blocks, including 41 new wells completed in our unconventional operated blocks, 34 of shale oil and 7 of shale gas.

Regarding our shale operations, during 2Q23 we made progress in the following developments:

•

In May, the company signed an agreement with a local upstream company to drill, by the end of the year, the first exploratory well in Palermo Aike shale formation, which total recoverable resources are estimated in the order of 10 billion of barrels equivalent.

•

With respect to our investments in facilities required to unlock shale production, in May we put in operations a natural gas separation and treatment facility, located at Rincón del Mangrullo block, expanding its production capacity by 2 Mm3 per day.

•

In June, a fracture set supplied 100% with natural gas was put in place in Loma Campana block, the first of its class in Argentina, achieving a reduction of around 60 m3 per month of diesel consumption, aligned with our energy transition path.

On the conventional side, our operations maintained their focus on sustainability related activities aiming to further reduce the priority risks in our facilities. Moreover, tertiary recovery activities continued being highly relevant in Manantiales Behr, Chachahuen and El Trébol blocks.

4.2. INDUSTRIALIZATION

Industrialization Operating data Unaudited Figures	2Q22	1Q23	2Q23	Y/Y Δ	Q/Q Δ	1H22	1H23	Y/Y Δ
Crude processed (Kbbld)	287.6	307.2	305.1	6.1%	-0.7%	284.7	306.1	7.5%
Refinery utilization (%)	88%	94%	93%	535bps	-63bps	87%	93%	653bps

Nominal capacity at 328.1 Kbbl/d since 1Q21.

Crude oil processed during the quarter stood at 305.1 Kbbl/d, which represented a decrease of 0.7% q/q and an increase of 6.1% y/y. In a sequential basis, the slight contraction was driven by a programmed shutdown of the hydrotreating and platforming units in Luján de Cuyo refinery, whereas La Plata and Plaza Huincul refineries managed to increase its processing levels. Besides, during the first half of the year, the company achieved a record high of crude oil processed since 2010 and the highest gasoline and middle distillates production since 2007 through the maximization of the refinery’s conversion levels.

Industrialization Financials Unaudited Figures, in US$ million	2Q22	1Q23	2Q23	Y/Y Δ	Q/Q Δ	1H22	1H23	Y/Y Δ
Revenues	3,267	3,104	2,894	-11.4%	-6.8%	5,831	5,998	2.9%

Depreciation & amortization	(111)	(124)	(126)	13.5%	1.6%	(219)	(250)	14.2%
Industrialization cost	(376)	(415)	(446)	18.8%	7.6%	(693)	(861)	24.1%
Fuels imports (third parties)	(309)	(344)	(158)	-48.9%	-54.0%	(613)	(502)	-18.2%
Crude oil purchases (intersegment + third parties)	(1,590)	(1,802)	(1,662)	4.5%	-7.8%	(3,010)	(3,463)	15.1%
Biofuel purchases (third parties)	(250)	(230)	(230)	-8.1%	0.0%	(417)	(459)	10.2%
Stock variations	46	91	(25)	N/A	N/A	133	66	-50.3%
Other	(152)	(94)	(92)	-39.4%	-1.5%	(267)	(186)	-30.2%

Operating income before impairment of assets	525	188	155	-70.5%	-17.6%	745	343	-54.0%

Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

Operating income	525	188	155	-70.5%	-17.6%	745	343	-54.0%

Depreciation & amortization	111	124	126	13.5%	1.6%	219	250	14.2%
EBITDA	636	312	281	-55.8%	-9.9%	964	593	-38.5%

Leasing	(1)	(20)	(20)	1289.2%	0.3%	(4)	(41)	853.4%
Adjusted EBITDA	635	292	261	-58.9%	-10.6%	960	553	-42.4%
Inventories price effect of oil products	171	(48)	(22)	N/A	-54.6%	223	(70)	N/A
Adjusted EBITDA excl. inventories price effect of oil products	463	340	283	-39.0%	-16.9%	737	623	-15.5%

Capex	146	202	253	72.8%	25.0%	243	455	86.9%

Stock variations include price effects by US$171 million in 2Q22, US$(48) million for 1Q23 and US$(22) million for 2Q23.

Revenues – mainly intersegment revenues with Commercialization segment - totaled US$2,894 million in 2Q23, a decrease of 6.8% compared to 1Q23, mainly due to lower prices of local fuels and other refined products coupled with lower volumes dispatched of gasoline and jet fuel, partially offset by higher seasonal volumes of diesel.

OPEX for this segment went up by 7.6% q/q, mainly driven by the programmed shutdown in Luján de Cuyo refinery described above and higher energy costs.

Separately, gasoline and diesel imports decreased by 53.6% q/q, driven by 45.2% lower imported volumes and a drop in prices of 15.2%. The sequential contraction of both gasoline and diesel imports volumes can be explained by higher inventory restock recorded in 1Q23 against 2Q23.

Crude oil purchases (including intersegment purchases to our Upstream operations) dropped by 7.8% q/q, as a result of a 5.2% decrease in prices and a 2.7% decline in volumes, due to a slight decrease in processing levels and inventory consumption in 2Q.

Biofuel purchases remained flat q/q, where purchases of biodiesel grew by 3.1%, and purchases of bioethanol dropped by 2.8%. Biodiesel purchases variation was mainly the result of the increase in diesel demand coupled with a higher blending rate, the latter due to a greater availability of biodiesel in local market, while bioethanol purchases decreased mainly as a result of lower gasoline demand.

CAPEX:

In 2Q23, Industrialization CAPEX totaled US$253 million, setting a 25.0% increase compared to 1Q23 and a rise of 72.8% y/y. Out of the total, 56.8% was allocated to refining, 28.2% to Midstream Oil, 14.8% to logistics and the remaining 0.3% to others.

During 2Q23, we continued with the execution of the new fuel specifications project, including the construction of a new diesel hydrotreatment unit at the Luján de Cuyo refinery and a gasoline hydrotreatment and revamping of existing gasoline units in La Plata industrial complex. The purpose of these works is to comply with the new fuel specifications established by Resolutions No. 576/2019 and 492/2023, which will come into force in 2025. In addition, the revamping of the Topping D Unit of the La Plata refinery, which will allow to process greater shale oil, is at the final stage of construction and is expected to be ready by the end of 2023. In the same line, in the Luján de Cuyo Industrial Complex, the engineering and purchase of equipment for the revamping of Topping III continues, while in Plaza Huincul Refinery we keep progressing on the revamping of the Topping Unit.

In terms of midstream oil investments, we continued with a steady progress in the main projects aimed at unlocking the evacuation capacity of the Neuquina basin:

•

Regarding the expansion of the existing system to the Atlantic, our subsidiary Oldelval has been making steady progress on its second stage of expansion, aiming at adding about 20 Kbbl/d of evacuation capacity during the second half of 2023. In addition, OTE continued moving forward in the construction of two new storage facilities of 50 Km3 each and the revamping of the offshore terminal at Puerto Rosales.

•

Regarding the evacuation to the Pacific, in May the trans-andean pipeline of the OTA/OTC system was successfully put back in operation after 18 years of inactivity, allowing the company to resume structural Medanito oil exports. Moreover, during the 2Q23 we reached a 75% progress in the construction of the Vaca Muerta North pipeline, which is expected to start operations between September and October 2023. On that regard, we signed agreements with four strategic partners that joined our project by financing part of the pipeline construction, either through equity or through ship-or-pay pre-paid contracts.

•

Finally, regarding the Vaca Muerta South project, we have achieved solid progress on the engineering process for the new pipeline and export terminal and on the environmental impact studies required for the full project.

Lastly, during this quarter, we continued improving safety conditions for our people and facilities, complying with the current environmental regulations in refining and logistics operations.

4.3. COMMERCIALIZATION

Commercialization Operating data Unaudited Figures	2Q22	1Q23	2Q23	Y/Y Δ	Q/Q Δ	1H22	1H23	Y/Y Δ
Sales volume to third parties
Sales of refined products (Km3)	4,782	4,790	4,873	1.9%	1.7%	9,347	9,663	3.4%
Total domestic market (*)	4,455	4,346	4,483	0.6%	3.1%	8,664	8,830	1.9%
of which Gasoline	1,364	1,515	1,431	5.0%	-5.5%	2,774	2,946	6.2%
of which Diesel	2,284	2,052	2,227	-2.5%	8.6%	4,314	4,279	-0.8%
Total export market	327	444	390	19.3%	-12.1%	682	834	22.2%

Sales of petrochemical products (Ktn)	139	141	122	-12.3%	-14.0%	267	263	-1.7%

Domestic market	111	83	70	-36.9%	-15.8%	210	153	-27.1%
Export market	27	58	51	87.8%	-11.3%	57	109	92.0%

Sales of Natural Gas (Mm3)	3,162	2,845	2,983	-5.7%	4.8%	6,313	5,828	-7.7%

Domestic market	3,081	2,649	2,883	-6.4%	8.8%	6,019	5,533	-8.1%
Export market	81	196	100	23.0%	-49.1%	294	295	0.6%

Sales of fertilizers, grain, and flours (Ktn)	683	215	448	-34.4%	107.9%	1,058	663	-37.3%

Domestic market	205	206	345	68.3%	67.5%	317	551	74.2%
Export market	478	9	103	-78.5%	1001.8%	742	112	-84.9%
Net average prices
Gasoline (USD/m3) (domestic market)	589	536	526	-10.8%	-1.9%	562	531	-5.6%
Diesel (USD/m3) (domestic market)	738	745	692	-6.3%	-7.1%	670	718	7.2%
Other refined products (USD/bbl) (including exports)	106	86	78	-26.7%	-8.9%	95	82	-14.5%

Net Average domestic prices for gasoline and diesel are net of taxes, commissions, commercial bonuses and freights.

(*) Includes volumes sold by Industrialization

Domestic gasoline sales volumes decreased by 5.5% compared to 1Q23 due to the higher seasonal summer demand of the first quarter, while domestic diesel volumes jumped 8.6% q/q due to higher diesel demand in power generation and agro business sectors. In terms of market share of our fuels, Argentina’s total market decreased by 5.0% q/q for gasoline and grew by 7.8% q/q for diesel, resulting in a minor reduction in gasoline market share and a slight increase in diesel market share.

Petrochemical volumes dropped 14.0% q/q and 12.3% y/y mainly due to lower domestic demand during 2Q23 affected by programmed stoppages in some of our industrial customers.

Natural gas sales volumes increased 4.8% q/q driven by the higher seasonal demand, but still below 2022’s demand on the back of higher temperatures y/y and limited availability of transportation lines for power generation demand.

Fertilizers, grain and flours sales volumes increased by 107.9% q/q, as a result of higher seasonal demand, although still affected by the severe drought recorded in Argentina since 1Q23 that led an interanual contraction of 34.4%.

Net average diesel prices in the domestic market measured in U.S. dollar terms decreased by 7.1% q/q, while net average gasoline prices decreased by 1.9% q/q, as a result of our continuous strategy of adjusting prices of local fuels in a way to mitigate, to the largest possible extent, the effect of the depreciation of the currency, while reducing or avoid extending, the gap between the pricing of local fuels against international parities. Moreover, the average price for “Other refined products” declined by 8.9% q/q, on the back of the downward trend in international prices recorded in 2Q23.

Commercialization Financials Unaudited Figures, in US$ million	2Q22	1Q23	2Q23	Y/Y Δ	Q/Q Δ	1H22	1H23	Y/Y Δ
Diesel (third parties)	1,771	1,610	1,600	-9.6%	-0.6%	3,038	3,210	5.7%
Gasoline (third parties)	880	889	828	-5.9%	-6.9%	1,696	1,717	1.2%
Natural gas as producers (intersegment + third parties)	491	355	479	-2.3%	34.8%	880	835	-5.1%
Other domestic market	886	725	781	-11.9%	7.7%	1,555	1,505	-3.2%
Export market	686	437	368	-46.4%	-15.9%	1,121	805	-28.1%

Revenues	4,713	4,016	4,056	-13.9%	1.0%	8,290	8,072	-2.6%

Depreciation & amortization	(28)	(19)	(12)	-58.9%	-39.0%	(54)	(31)	-43.6%
Refined & petrochemicals Products purchases (intersegment)	(3,091)	(2,868)	(2,681)	-13.3%	-6.5%	(5,500)	(5,549)	0.9%
Non-oil agro purchases (third parties)	(503)	(114)	(253)	-49.7%	121.2%	(693)	(367)	-47.0%
Natural gas purchases (intersegment + third parties)	(493)	(359)	(481)	-2.3%	33.9%	(887)	(841)	-5.2%
Stock variations	164	4	42	-74.6%	897.7%	179	46	-74.4%
Commercialization cost & Other	(643)	(589)	(625)	-2.8%	6.1%	(1,112)	(1,214)	9.2%

Operating income before impairment of assets	120	70	46	-61.7%	-34.3%	223	116	-48.0%

Impairment of assets	—	—	—	N/A	N/A	—	—	N/A
Operating income	120	70	46	-61.7%	-34.3%	223	116	-48.0%
Depreciation & amortization	28	19	12	-58.9%	-39.0%	54	31	-43.6%

EBITDA	148	89	57	-61.3%	-35.6%	277	146	-47.2%

Leasing	(17)	(10)	2	N/A	N/A	(34)	(8)	-75.5%

Adjusted EBITDA	131	79	59	-55.0%	-25.7%	243	138	-43.3%

Inventories price effect of oil products	20	(10)	(9)	N/A	-3.3%	20	(19)	N/A
Adjusted EBITDA excl. inventories price effect of oil products	111	89	68	-38.2%	-23.2%	223	157	-29.4%

Capex	20	12	28	42.5%	133.3%	26	40	56.0%

Stock variations include price effects by US$38 million in 2Q22, US$(25) million for 1Q23 and US$(35) million for 1Q23.

Sales of natural gas as producers include domestic and external markets

Revenues during 2Q23 totaled US$4,056 million, an increase of 1.0% compared to 1Q23, mainly as a result of higher natural gas prices due to the seasonal adjustments within the Plan Gas contracts, higher seasonal demand of fertilizers, grain and flours; partially offset by lower prices of local fuels and other refined products coupled with lower volumes dispatched of gasoline and jet fuel.

Refined & Petrochemicals Products purchases (intersegment) to Industrialization segment, decreased by 6.5% q/q, mainly due to lower prices and lower volumes dispatched of gasoline and jet fuel.

Non-oil agro purchases increased by 121.2% q/q, aligned with the expansion in volumes sales.

Finally, combining the results of the Industrialization and Commercialization segments, excluding petrochemicals and non-oil agro business, the Adjusted EBITDA of the Refining & Marketing business during the 2Q23 reached US$10.3 per barrel.

CAPEX:

In 2Q23, Commercialization CAPEX totaled US$28 million, setting a 133.3% increase compared to 1Q23 and a 42.5% rise y/y.

Besides the regular investments related to maintaining commercial facilities and improving safety conditions to comply with the environmental regulations for the dispatch of oil products, during the 2Q23 we continued with the construction of the agro commercial facility in Tres Arroyos. Moreover, the remodeling works of the Echeverría gas station were completed, which we expect to inaugurate during the third quarter of 2023.

4.4. GAS AND POWER

GAS & POWER Unaudited Figures, in US$ million	2Q22	1Q23	2Q23	Y/Y Δ	Q/Q Δ	1H22	1H23	Y/Y Δ
Natural gas retail (third parties)	157	65	145	-7.6%	122.2%	229	210	-8.3%
Midstream Gas Revenues (intersegment + third parties)	53	54	48	-9.5%	-10.6%	103	102	-1.9%
Other	59	26	71	20.4%	171.9%	85	97	13.9%

Revenues	269	145	264	-1.9%	82.1%	418	409	-2.2%

Depreciation & amortization	(19)	(15)	(31)	65.5%	105.8%	(42)	(46)	10.8%
Natural gas retail purchases (intersegment + third parties)	(99)	(50)	(98)	-1.6%	94.4%	(141)	(148)	4.9%
Midstream Gas purchases (intersegment)	(16)	(19)	(14)	-9.9%	-25.5%	(32)	(33)	3.5%
Operating cost & Other	(103)	(88)	(99)	-4.1%	12.8%	(175)	(187)	6.6%

Operating income before impairment of assets	32	(27)	22	-31.3%	N/A	28	(5)	N/A

Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

Operating income	32	(27)	22	-31.3%	N/A	28	(5)	N/A

Depreciation & amortization	19	15	31	65.5%	105.8%	42	46	10.8%

EBITDA	51	(12)	53	4.6%	N/A	70	41	-40.7%

Leasing	(6)	—	(12)	99.8%	N/A	(14)	(12)	-15.0%

Adjusted EBITDA	45	(12)	42	-7.7%	N/A	56	30	-47.0%

Capex	11	52	45	324.9%	-13.5%	16	97	522.2%

Revenues during 2Q23 totaled US$264 million, increasing by 82.1% compared to 1Q23, mainly due to a strong increase of 122.2% of natural gas sales from our controlled subsidiary Metrogas to the retail distribution segment (residential customers and small businesses) and to large customers (power plants and industries), driven by a 85.6% higher natural gas volumes dispatched, on the back of the winter seasonality; coupled with an increase of 24.5% in average prices.

Other sales expanded 171.9% q/q, driven mainly by higher seasonal LNG regasification revenues, while Midstream sales (propane, butane and gasolines) decreased by 10.6%.

Natural gas retail purchases increased by 94.4% q/q, in line with the increasing sales. Moreover, Operating costs & Other jumped 12.8% q/q, mainly led by higher OPEX from our subsidiary Metrogas and from Midstream Gas business.

As a whole, Adjusted EBITDA recorded a gain of US$42 million during 2Q23, compared to a loss of US$12 million in 1Q23, mainly driven by the positive impact of our subsidiary Metrogas.

CAPEX:

Gas & Power CAPEX totaled US$45 million in 2Q23, decreasing by 13.5% q/q. During the quarter, investments were mainly focused on the construction of new midstream gas facilities aiming at de-bottlenecking the potential of the Vaca Muerta formation. In that sense, in the quarter we achieved 82% progress in the revamping of the NGLs facility “Tex Loma La Lata”, which is expected to start operations during the second half of 2023, increasing the processing capacity up to 6 Mm3/d of natural gas and 600 tons/d of NGLs in the core hub blocks. In addition, we continued working in the Rincón del Mangrullo gas pipeline expansion project, which will allow to transport a maximum of 19 Mm3/d, 70% higher compared with the current capacity; and is expected to be completed by the end of the year.

4.5. CORPORATE AND OTHER

Corporate & Other Financials Unaudited Figures, in US$ million	2Q22	1Q23	2Q23	Y/Y Δ	Q/Q Δ	1H22	1H23	Y/Y Δ
Revenues	258	310	335	29.7%	8.1%	465	645	38.6%

Operating costs and other	(340)	(374)	(425)	24.9%	13.7%	(603)	(799)	32.5%

Operating income before impairment of assets	(82)	(64)	(90)	9.7%	40.6%	(138)	(154)	11.6%

Impairment of assets	—	—	—	N/A	N/A	—	—	N/A
Operating income	(82)	(64)	(90)	9.7%	40.6%	(138)	(154)	11.6%
Depreciation & amortization	26	15	17	-34.0%	13.3%	44	32	-26.9%

EBITDA	(56)	(49)	(73)	29.8%	49.0%	(94)	(122)	29.4%

Leasing	—	—	—	N/A	N/A	—	—	N/A
Adjusted EBITDA	(56)	(49)	(73)	29.8%	49.0%	(94)	(122)	29.4%

Capex	15	17	31	100.5%	82.4%	38	48	24.8%

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously mentioned business segments.

Corporate and Other Adjusted EBITDA represented a loss of US$73 million in 2Q23, compared to a loss of US$49 million in 1Q23.

The negative variation is mainly explained by an increase in corporate OPEX due to the overall accelerated inflationary environment previously mentioned, and higher activity in marketing and technology areas.

5. LIQUIDITY AND SOURCES OF CAPITAL

5.1. CASH FLOW SUMMARY

Summary Consolidated Cash Flow Unaudited Figures, in US$ million	2Q22	1Q23	2Q23	Y/Y Δ	Q/Q Δ	1H22	1H23	Y/Y Δ
Cash BoP	795	773	1,014	27.5%	31.2%	611	773	26.5%
Net cash flow from operating activities	1,351	1,497	1,309	-3.1%	-12.6%	2,780	2,806	0.9%
Net cash flow from investing activities	(1,037)	(1,189)	(1,259)	21.4%	5.9%	(1,880)	(2,448)	30.2%
Net cash flow from financing activities	(372)	17	214	N/A	1158.8%	(737)	231	N/A
FX adjustments & other	(70)	(84)	(111)	58.6%	32.1%	(107)	(195)	82.2%

Cash EoP	667	1,014	1,167	75.0%	15.1%	667	1,167	75.0%

Investment in financial assets	575	282	303	-47.3%	7.4%	575	303	-47.3%

Cash + short-term investments EoP	1,242	1,296	1,470	18.4%	13.4%	1,242	1,470	18.4%

FCF	321	(17)	(284)	N/A	1570.6%	700	(301)	N/A

In 2Q23 our cash flow from operations reached US$1,309 million, decreasing 12.6% sequentially, due to lower EBITDA levels and the Maxus settlement agreement signed in April, partially offset by other positive working capital variations, such as dividends collected from our subsidiaries and the monetization of a tax credit for income tax prepaid in 4Q22.

Net cash flow from investing activities was negative US$1,259 million, compared to negative US$1,189 million in 1Q23. This variation was mainly driven by the expansion in our investment activity partially offset by higher sales and maturities of financial assets. In 2Q22, net cash flow from investing activities was negative US$1,037 million, below the 2Q23, mainly driven by the expansion in our CAPEX plan.

Net cash flow from financing activities amounted to positive US$214 million in 2Q23 against a positive cash flow of US$17 million in 1Q23 as the company continued progressing on its financial plan by securing several trade-related loans from relationship banks and tapping the local capital markets.

As a result, the free cash flow for the period was negative by U$S284 million. However, excluding the impact of the Maxus settlement agreement, operating cash flow from operations would have covered not only the investment activities, but also interest payments and other expenses, resulting in a free cash flow of US$3 million.

In terms of liquidity, our cash and short-term investments stood at US$1,470 million by the end of June 2023, an increase of US$174 million when compared to the previous quarter.

In terms of cash management, during the quarter we continued with an active asset management approach to minimize FX exposure, considering the regulations in force that prevent us from holding a larger portion of our liquidity in foreign currency. In that sense, in a context of limited available dollarized instruments in the local market and given the high level of liquidity recorded during this quarter, we ended up with a consolidated net FX exposure of 12.7% of total liquidity.

5.2. NET DEBT

Net debt breakdown Unaudited Figures, in US$ million	2Q22	1Q23	2Q23	Q/Q Δ
Short-term debt	766	1,108	1,483	33.8%
Long-term debt	6,320	6,231	6,299	1.1%

Total debt	7,086	7,339	7,782	6.0%

Avg. Interest rate for AR$-debt	42.4%	73.6%	87.5%
Avg. Interest rate for US$-debt	7.9%	7.5%	7.1%
% of debt in AR$	3.0%	2.8%	2.6%

Cash + short term investments	1,242	1,296	1,470	13.4%

Net debt	5,844	6,043	6,312	4.5%

Average interest rates for AR$ and US$ debt refer to YPF on a stand-alone basis.

As of June 30, 2023, YPF’s consolidated net debt totaled US$6,312 million, increasing by US$269 million q/q and US$468 million y/y. The higher net debt and the lower 12-month rolling Adjusted EBITDA resulted in an increase in the net leverage ratio up to 1.4x.

In terms of financing, during the second quarter the company continued progressing on its financial plan by securing several trade-related loans from relationship banks and tapping the local capital markets several times. In April 2023, the company issued a dollar-linked 4-year bond, with a 1% coupon, for a total amount of US$37 million, a dollar-linked 2-year bond, with an implied yield to maturity of -5.2%, for a total amount of US$147 million, and a re-opening of a peso-denominated bond with variable interest rate for a total amount equivalent to US$15 million. Moreover, in June 2023, the company issued a 3-years hard-dollar denominated bond for a total amount of US$ 263 million with a 5% coupon.

Regarding our maturity profile, the Company faces debt maturities for the next six months of 2023 totaling an amount of US$616 million, mainly consisting in international bonds amortizations (US$162 million for the amortizations of Notes due 2026 and Notes due March 2025), local bonds amortization (mainly US$137 million for the maturity of Notes due December 2023), amortizations of the A/B Loan with CAF (US$75 million), and the remaining in short term trade facilities.

The following chart shows the consolidated principal debt maturity profile of the company as of June 30, 2023, expressed in millions of dollars:

6. TABLES AND NOTES

6.1. CONSOLIDATED INCOME STATEMENT

Income Statement Unaudited Figures, in US$ million	2Q22	1Q23	2Q23	Y/Y Δ	Q/Q Δ	1H22	1H23	Y/Y Δ
Revenues	4,995	4,238	4,375	-12.4%	3.2%	8,755	8,613	-1.6%

Costs	(3,408)	(3,299)	(3,509)	3.0%	6.4%	(6,229)	(6,808)	9.3%

Gross profit	1,587	939	866	-45.4%	-7.8%	2,526	1,805	-28.5%

Selling expenses	(522)	(420)	(482)	-7.7%	14.8%	(899)	(902)	0.3%
Administrative expenses	(155)	(157)	(167)	7.7%	6.4%	(292)	(324)	11.0%
Exploration expenses	(14)	(18)	(8)	-42.9%	-55.6%	(24)	(26)	8.3%
Impairment of property, plant and equipment and intangible assets	—	—	—	N/A	N/A	—	—	N/A
Other operating results, net	(11)	(9)	12	N/A	N/A	(22)	3	N/A

Operating income	885	335	221	-75.0%	-34.0%	1,289	556	-56.9%

Income of interests in companies and joint ventures	132	89	94	-28.8%	5.6%	247	183	-25.9%
Financial Income	445	601	792	78.0%	31.8%	742	1,393	87.7%
Financial Cost	(509)	(710)	(842)	65.4%	18.6%	(919)	(1,552)	68.9%
Other financial results	42	111	190	352.4%	71.2%	100	301	201.0%
Financial results, net	(22)	2	140	N/A	6900.0%	(77)	142	N/A

Net profit before income tax	995	426	455	-54.3%	6.8%	1,459	881	-39.6%

Income tax	(185)	(85)	(75)	-59.5%	-11.8%	(382)	(160)	-58.1%

Net profit for the period	810	341	380	-53.1%	11.4%	1,077	721	-33.1%

Net profit for shareholders of the parent company	802	341	335	-58.2%	-1.8%	1,071	676	-36.9%
Net profits for non-controlling interest	8	—	45	462.5%	N/A	6	45	650.0%
Earnings per share attributable to shareholders of the parent company (basic and diluted)	2.04	0.87	0.86	-57.8%	-1.1%	2.72	1.73	-36.4%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Income Statement Unaudited Figures, in AR$ million	2Q22	1Q23	2Q23	Y/Y Δ	Q/Q Δ	1H22	1H23	Y/Y Δ
Revenues	595,970	820,325	1,036,763	74.0%	26.4%	997,421	1,857,088	86.2%

Costs	(410,626)	(646,516)	(848,400)	106.6%	31.2%	(713,768)	(1,494,916)	109.4%

Gross profit	185,344	173,809	188,363	1.6%	8.4%	283,653	362,172	27.7%

Selling expenses	(62,847)	(82,750)	(115,705)	84.1%	39.8%	(103,353)	(198,455)	92.0%
Administrative expenses	(19,218)	(30,970)	(41,214)	114.5%	33.1%	(33,992)	(72,184)	112.4%
Exploration expenses	(1,553)	(3,698)	(1,847)	18.9%	-50.1%	(2,676)	(5,545)	107.2%
Impairment of property, plant and equipment and intangible assets	—	—	—	N/A	N/A	—	—	N/A
Other operating results, net	(1,370)	(1,435)	3,696	N/A	N/A	(2,827)	2,261	N/A

Operating income	100,356	54,956	33,293	-66.8%	-39.4%	140,805	88,249	-37.3%

Income of interests in companies and joint ventures	15,465	16,946	21,850	41.3%	28.9%	27,694	38,796	40.1%
Financial Income	53,736	116,187	186,110	246.3%	60.2%	85,846	302,297	252.1%
Financial Cost	(60,960)	(135,742)	(196,265)	222.0%	44.6%	(103,997)	(332,007)	219.2%
Other financial results	7,017	24,007	58,771	737.6%	144.8%	13,349	82,778	520.1%
Financial results, net	(207)	4,452	48,616	N/A	992.0%	(4,802)	53,068	N/A

Net profit before income tax	115,614	76,354	103,759	-10.3%	35.9%	163,697	180,113	10.0%

Income tax	(21,551)	(17,754)	(18,561)	-13.9%	4.5%	(43,217)	(36,315)	-16.0%

Net profit for the period	94,063	58,600	85,198	-9.4%	45.4%	120,480	143,798	19.4%

Net profit for shareholders of the parent company	93,087	58,566	73,727	-20.8%	25.9%	119,690	132,293	10.5%
Net profits for non-controlling interest	976	34	11,471	1075.3%	33638.2%	790	11,505	1356.3%
Earnings per share attributable to shareholders of the parent company (basic and diluted)	236.84	149.60	188.32	-20.5%	25.9%	304.53	337.92	11.0%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.2. CONSOLIDATED BALANCE SHEET

Consolidated Balance Sheet	In US$ million		In AR$ million
Unaudited Figures	31-Dec-22	30-Jun-23	31-Dec-22	30-Jun-23
Non-current Assets
Intangible assets	384	375	68,052	96,242
Properties, plant and equipment	17,510	18,558	3,100,306	4,760,179
Assets for leasing	541	508	95,748	130,281
Investments in companies and joint ventures	1,905	1,807	337,175	463,530
Deferred tax assets, net	17	16	3,010	4,104
Other receivables	205	212	36,468	54,359
Trade receivables	6	5	1,027	1,247
Investment in financial assets	201	65	35,664	16,633

Total Non-current Assets	20,769	21,546	3,677,450	5,526,575

Current Assets
Assets held for disposal	0	0	0	0
Inventories	1,738	1,892	307,766	485,335
Contract assets	1	6	148	1,623
Other receivables	808	730	143,231	187,259
Trade receivables	1,504	1,361	266,201	349,007
Investment in financial assets	319	303	56,489	77,677
Cash and cash equivalents	773	1,167	136,874	299,188

Total Current Assets	5,143	5,459	910,709	1,400,089

Total Assets	25,912	27,005	4,588,159	6,926,664

Total Shareholders´ Equity	10,552	11,284	1,868,304	2,894,385

Non-current Liabilities
Provisions	2,571	2,157	455,213	553,280
Deferred tax liabilities, net	1,733	1,384	306,708	354,894
Income tax payable	26	16	4,588	4,048
Other taxes payable	1	1	185	163
Salaries and social security	1	0	215	3
Liabilities from leasing	272	245	48,224	62,767
Loans	5,948	6,299	1,053,196	1,615,652
Other liabilities	19	104	3,302	26,643
Accounts payable	6	6	1,319	1,721

Total non-current Liabilities	10,577	10,212	1,872,950	2,619,171

Current Liabilities
Provisions	199	495	34,981	126,971
Contract liabilities	77	166	13,577	42,535
Income tax payable	27	31	4,711	7,917
Other taxes payable	173	179	30,660	46,024
Salaries and social security	297	218	52,622	55,987
Liabilities from leasing	294	291	52,061	74,595
Loans	1,140	1,483	201,808	380,424
Other liabilities	12	91	2,359	23,335
Accounts payable	2,564	2,555	454,126	655,320

Total Current Liabilities	4,783	5,509	846,905	1,413,108

Total Liabilities	15,360	15,721	2,719,855	4,032,279

Total Liabilities and Shareholders’ Equity	25,912	27,005	4,588,159	6,926,664

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.3. CONSOLIDATED CASH FLOW STATEMENT

Cash Flow Statement Unaudited Figures, in US$ million	2Q22	1Q23	2Q23	Y/Y Δ	Q/Q Δ	1H22	1H23	Y/Y Δ
Operating activities
Net income	810	341	380	-53.1%	11.4%	1,077	721	-33.1%
Income from equity interests in associates and joint ventures	(132)	(89)	(94)	-28.8%	5.6%	(247)	(183)	-25.9%
Depreciation of property, plant and equipment	629	709	791	25.8%	11.6%	1,218	1,500	23.2%
Depreciation of the right-of-use assets	49	56	54	10.2%	-3.6%	100	110	10.0%
Amortization of intangible assets	11	10	9	-18.2%	-10.0%	22	19	-13.6%
Losses of property, plant and equipment and intangible assets and	101	84	79	-21.8%	-6.0%	188	163	-13.3%
Income tax charge	185	85	75	-59.5%	-11.8%	382	160	-58.1%
Net increase in provisions	107	99	98	-8.4%	-1.0%	177	197	11.3%
Impairment of property, plant and equipment and intangible assets	—	—	—	N/A	N/A	—	—	N/A
Stock compensation plans	1	4	8	700.0%	100.0%	1	12	1100.0%
Changes in Assets and Liabilities & Others	(410)	198	(91)	-77.8%	N/A	(138)	107	N/A

Net cash flow from operating activities	1,351	1,497	1,309	-3.1%	-12.6%	2,780	2,806	0.9%

Investing activities
Acquisitions of property, plant and equipment and intangible assets	(828)	(1,262)	(1,366)	65.0%	8.2%	(1,625)	(2,628)	61.7%
Contributions and acquisitions of interests in companies and joint ventures	—	(2)	(2)	N/A	0.0%	—	(4)	N/A
Loans with related parties, net	—	—	—	N/A	N/A	—	—	N/A
Proceeds from sales of financial assets	192	128	199	3.6%	55.5%	230	327	42.2%
Payments for the acquisition of financial assets	(419)	(82)	(121)	-71.1%	47.6%	(505)	(203)	-59.8%
Interest received from financial assets	18	27	21	16.7%	-22.2%	18	48	166.7%
Collection for participation in areas and sale of assets	-	2	10	N/A	400.0%	2	12	500.0%

Net cash flow from investing activities	(1,037)	(1,189)	(1,259)	21.4%	5.9%	(1,880)	(2,448)	30.2%

Financing activities
Payment of loans	(223)	(133)	(371)	66.4%	178.9%	(670)	(504)	-24.8%
Payment of interests	(120)	(157)	(144)	20.0%	-8.3%	(293)	(301)	2.7%
Proceeds from loans	2	472	820	40900.0%	73.7%	347	1,292	272.3%
Account overdraft, net	51	(70)	-	N/A	N/A	43	(70)	N/A
Acquisition of own shares	-	-	-	N/A	N/A	—	—	N/A
Payment of leasing	(79)	(92)	(89)	12.7%	-3.3%	(161)	(181)	12.4%
Payment of interests related to income tax	(3)	(3)	(2)	-33.3%	-33.3%	(3)	(5)	66.7%

Net cash flow from financing activities	(372)	17	214	N/A	1158.8%	(737)	231	N/A

Effect of changes in exchange rates on cash and cash equivalents	(70)	(84)	(111)	58.6%	32.1%	(107)	(195)	82.2%
Translation adjustments	—	—	—	N/A	N/A	—	—	N/A
Increase (decrease) in cash and cash equivalents	(128)	241	153	N/A	-36.5%	56	394	603.6%
Cash and cash equivalents at the beginning of the period	795	773	1,014	27.5%	31.2%	611	773	26.5%

Cash and cash equivalents at the end of the period	667	1,014	1,167	75.0%	15.1%	667	1,167	75.0%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Cash Flow Statement Unaudited Figures, in AR$ million	2Q22	1Q23	2Q23	Y/Y Δ	Q/Q Δ	1H22	1H23	Y/Y Δ
Operating activities
Net income	94,063	58,600	85,198	-9.4%	45.4%	120,480	143,798	19.4%
Income of interests in companies and joint ventures	(15,465)	(16,946)	(21,850)	41.3%	28.9%	(27,694)	(38,796)	40.1%
Depreciation of property, plant and equipment	74,560	136,950	184,335	147.2%	34.6%	137,369	321,285	133.9%
Depreciation of the right-of-use assets	5,894	10,703	12,948	119.7%	21.0%	11,285	23,651	109.6%
Amortization of intangible assets	1,492	1,921	2,564	71.8%	33.5%	2,674	4,485	67.7%
Losses of property, plant and equipment and intangible assets and	11,738	16,090	17,082	45.5%	6.2%	20,841	33,172	59.2%
Income tax charge	21,551	17,754	18,561	-13.9%	4.5%	43,217	36,315	-16.0%
Net increase in provisions	12,430	20,064	21,105	69.8%	5.2%	20,083	41,169	105.0%
Impairment of property, plant and equipment and intangible assets	—	—	—	N/A	N/A	—	—	N/A
Stock compensation plans	57	732	1,805	3066.7%	146.6%	110	2,537	2206.4%
Changes in Assets and Liabilities & Others	-49,072	49,778	-10,065	-79.5%	N/A	(18,486)	39,713	N/A

Net cash flow from operating activities	157,248	295,646	311,683	98.2%	5.4%	309,879	607,329	96.0%

Investing activities
Acquisitions of property, plant and equipment and intangible assets	(96,612)	(247,158)	(311,977)	222.9%	26.2%	(180,241)	(559,135)	210.2%
Contributions and acquisitions of interests in companies and joint ventures	—	(396)	(444)	N/A	12.1%	—	(840)	N/A
Loans with related parties, net	—	—	—	N/A	N/A	—	—	N/A
Proceeds from sales of financial assets	22,980	24,859	47,699	107.6%	91.9%	26,453	72,558	174.3%
Payments for the acquisition of financial assets	(48,976)	(15,871)	(28,426)	-42.0%	79.1%	(58,385)	(44,297)	-24.1%
Interest received from financial assets	2,034	5,110	4,998	145.7%	-2.2%	2,123	10,108	376.1%
Collection for participation in areas and sale of assets	212	367	2,416	1039.6%	558.3%	389	2,783	615.4%

Net cash flow from investing activities	(120,362)	(233,089)	(285,734)	137.4%	22.6%	(209,661)	(518,823)	147.5%

Financing activities
Payment of loans	(27,381)	(26,084)	(80,990)	195.8%	210.5%	(76,128)	(107,074)	40.6%
Payment of interests	(14,894)	(29,915)	(34,419)	131.1%	15.1%	(33,368)	(64,334)	92.8%
Proceeds from loans	1,018	88,027	186,513	18221.5%	111.9%	38,748	274,540	608.5%
Account overdraft, net	6,332	(12,487)	—	N/A	N/A	5,538	(12,487)	N/A
Acquisition of own shares	—	—	—	N/A	N/A	—	—	N/A
Payment of leasing	(9,470)	(17,694)	(20,987)	121.6%	18.6%	(18,545)	(38,681)	108.6%
Payment of interests related to income tax	(289)	(551)	(570)	97.2%	3.4%	(336)	(1,121)	233.6%

Net cash flow from financing activities	(44,684)	1,296	49,547	N/A	3723.1%	(84,091)	50,843	N/A

Effect of changes in exchange rates on cash and cash equivalents	3,089	11,178	11,787	281.6%	5.4%	4,696	22,965	389.0%
Increase (decrease) in cash and cash equivalents	(4,709)	75,031	87,283	N/A	16.3%	20,823	162,314	679.5%
Cash and cash equivalents at the beginning of the period	88,210	136,874	211,905	140.2%	54.8%	62,678	136,874	118.4%

Cash and cash equivalents at the end of the period	83,501	211,905	299,188	258.3%	41.2%	83,501	299,188	258.3%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.4. MAIN PHYSICAL MAGNITUDES

Main physical magnitudes Unaudited Figures	Unit	1Q22	2Q22	3Q22	4Q22	Cum. 2022	1Q23	2Q23	Cum. 2023
Total Production	Kboe	45,523	45,836	46,406	45,924	183,690	45,956	46,695	92,652

Crude oil production	Kbbl	19,993	20,506	20,680	21,325	82,503	21,461	21,925	43,387
NGL production	Kbbl	3,979	3,796	3,496	3,915	15,186	3,859	3,889	7,748
Gas production	Mm3	3,427	3,424	3,535	3,289	13,674	3,281	3,320	6,601
Henry Hub	USD/MMBTU	4.6	7.5	7.9	5.0	6.3	2.8	2.3	2.5
Brent	USD/bbl	97.4	111.9	97.8	88.6	98.9	82.2	78.0	80.1
Sales volume (YPF stand alone)

Sales of refined products	Km3	4,565	4,782	4,896	4,912	19,155	4,790	4,873	9,663

Domestic market	Km3	4,209	4,455	4,536	4,431	17,631	4,346	4,483	8,830
Gasoline	Km3	1,410	1,364	1,419	1,487	5,680	1,515	1,431	2,946
Diesel	Km3	2,030	2,284	2,288	2,181	8,783	2,052	2,227	4,279
Jet fuel and kerosene	Km3	124	115	129	151	519	140	131	270
Fuel Oil	Km3	4	13	21	4	42	4	13	17
LPG	Km3	243	305	298	245	1,092	230	288	518
Other (*)	Km3	398	374	379	363	1,515	407	393	800
Export market	Km3	356	327	360	482	1,524	444	390	834
Petrochemical naphtha	Km3	15	52	60	23	151	20	63	83
Jet fuel and kerosene	Km3	74	81	89	110	353	117	94	212
LPG	Km3	124	28	73	164	389	133	121	254
Bunker (Diesel and Fuel Oil)	Km3	94	67	51	91	302	95	34	129
Other (*)	Km3	49	100	87	93	329	78	78	156

Sales of petrochemical products	Ktn	129	139	115	116	498	141	122	263

Domestic market	Ktn	99	111	90	95	396	83	70	153
Methanol	Ktn	68	76	54	55	252	45	36	81
Other	Ktn	32	35	37	40	143	38	34	73
Export market	Ktn	30	27	25	21	103	58	51	109
Methanol	Ktn	6	7	4	2	20	40	30	70
Other	Ktn	23	21	20	19	83	18	21	39

Sales of gain and flours	Ktn	271	517	449	270	1,507	100	275	375

Domestic market	Ktn	7	39	50	178	275	91	172	263
Export market	Ktn	264	478	398	92	1,232	9	103	112

Fertilizers	Ktn	104	166	242	228	741	115	173	288

Domestic market	Ktn	104	166	242	228	741	115	173	288
Main products imported (YPF stand alone)
Gasolines	Km3	122	40	49	92	303	142	47	189
Jet Fuel	Km3	2	0	1	3	7	4	0	4
Diesel	Km3	318	255	448	229	1,251	288	188	476

Other (*): Principally includes sales of oil and lubricant bases, asphalt, and residual carbon, among others.

This document contains statements that YPF S.A. (“YPF”) believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions, or events expressed or implied therein will not be realized. These materials do not constitute an offer for sale of YPF bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 10, 2023	By:	/s/ Pedro Kearney
	Name:	Pedro Kearney
	Title:	Market Relations Officer